EXHIBIT (a)(1)(K)


FOR IMMEDIATE RELEASE

     OLD MUTUAL EXTENDS TENDER OFFER FOR UNITED ASSET MANAGEMENT CORPORATION

                    NEW EXPIRATION DATE IS SEPTEMBER 21, 2000
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BOSTON (September 19, 2000) - Old Mutual plc announced today that it has extended the expiration date for its cash tender offer for all outstanding shares of common stock of United Asset Management Corporation (NYSE: UAM). The new expiration date is Thursday, September 21, 2000 at 5:00 p.m. EDT.

Old Mutual has received all regulatory approvals that are conditions to the tender offer other than those of the Office of the Comptroller of the Currency and the Maryland Division of Financial Regulation, which Old Mutual believes will be received shortly.

As previously announced, Old Mutual has determined, based upon information received from UAM, that there will be no downward price adjustment in the tender offer if the tender offer is completed during the month of September. The potential downward adjustment will be recomputed if the tender offer is completed subsequent to September.

As of the previous expiration date of 5:00 p.m. EDT on September 18, 2000, approximately 53,152,852 shares of UAM common stock had been tendered, representing approximately 71.6% of UAM common stock on a fully-diluted basis.

Enquiries:

Old Mutual plc, London                                Tel:   +44 20 7569 0100
James Poole, Director Investor Relations

College Hill, London                                  Tel:   +44 20 7457 2020
Nicholas Williams

Old Mutual, Cape Town                                 Tel:    +27 21 509 2732
Bruce Allen, Manager, Group Media Communications

College Hill, Johannesburg                            Tel:    +27 11 447 3030
Kim Milnes



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